भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

082-04524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 25.03.2008
Ref. No.: CO/S&B/SKT/200

SEC Mail
Mail Processing
Section

APR 01 2008

Washington, DC
109

Dear Sir,

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
PURCHASE OF SHARES OF STAKEHOLDERS
IN GLOBAL TRADE FINANCE LTD. (GTFL)

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/838 dated 25th March, 2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

08001617

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

4/2

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Limited,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai – 400 001

Date : 25.03.2008
Ref. No.: CO/S&B/SKT/2008/838

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
PURCHASE OF SHARES OF STAKEHOLDERS
IN GLOBAL TRADE FINANCE LTD. (GTFL)

In terms of Clause 36 of the Listing Agreement, we advise that in continuation of our communication dated 24-01-2008 State Bank of India has today executed a Share Purchase Agreement with Exim Bank, IFC Washington and Fim Bank Malta to acquire their share holding in Global Trade Finance Limited (GTFL). As a result, SBI will hold 91% of the shareholding in GTFL.

Yours faithfully,

General Manager
(Shares & Bonds)

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
25.03.2008
Ref. No.:
CO/S&B/SKT/2008/ 855

Dear Sir,

SEC Mail
Mail Processing
Section
APR 01 2008
Washington, DC
109

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT:CLAUSE 36
ISSUANCE OF BONDS IN MALAYSIAN RINGGIT
ON A STAND ALONE BASIS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/832 dated 25th March, 2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date : 25.03.2008
Ref. No.: CO/S&B/PCR/2005/832

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
ISSUANCE OF BONDS IN MALAYSIAN RINGGIT ON A STAND ALONE BASIS

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has concluded a stand alone issuance of MYR 500 Mio Fixed Rate Bonds for a tenor of 5 years at a coupon of 4.90%. The Bonds will be issued as of 31st March, 2008.

Yours faithfully,

General Manager
(Shares & Bonds)

END